

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2025

Mary B. Fedewa
President and Chief Executive Officer
STORE CAPITAL LLC
8377 East Hartford Drive, Suite 100
Scottsdale, AZ 85255

      Re: STORE CAPITAL LLC
           Registration Statement on Form S-4
           Filed December 18, 2025
           File No. 333-292246

Dear Mary B. Fedewa:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Holt at 202-551-6614 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction

cc: Anna K. Spence